

Mail Stop 4628

June 16, 2016

Robert J. Brooks
Executive Vice President and Chief Financial Officer
Jones Energy, Inc.
807 Las Cimas Parkway
Suite 350
Austin, TX 78746

> **Re:** **Jones Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 25, 2016**
> **File No. 333-211568**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

Description of Warrants, page 22; Description of Units, page 23; Description of Purchase Contracts, page 24

1. We note your disclosure that you may issue warrants to purchase "other securities, including securities of third parties," that your units may consist of "other securities," and that your purchase contracts may relate to the purchase or sale of "securities of third parties." Please note that all securities underlying those you are registering must also be registered, included in your fee table and described in the registration statement. With regard to securities of third parties, please note that even if you have

an exemption available for the offer and sale of such securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act Sections C&DI Question 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996). If you wish to include the third party securities, please provide us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying any debt securities or purchase contracts, please revise your prospectus to so clarify.

Undertakings, page II-5

2.   Please revise to include the undertakings contained in Item 512(i) of Regulation S-K.

Exhibit 5.1

3.   Please have counsel revise the first paragraph of the opinion to fully cover all of the securities that you are registering on your Form S-3. For example, the term "Securities" does not appear to cover the warrants you are registering. As another example, the term "Warrants" covers only "warrants for the purchase of Common Stock," whereas page 22 of your filing indicates that you are registering "warrants to purchase common stock, preferred stock, debt securities, or other securities, including securities of third parties or other rights . . . or any combination of the foregoing." Refer generally to Item 601(b)(5) of Regulation S-K and the guidance related thereto in the Division's Staff Legal Bulletin No. 19, which is available on our website.

4.   On page 6 of your registration statement, you state, "The debt securities covered by this prospectus will be general unsecured obligations of JEH LLC and/or FinCorp." However, the first paragraph of the opinion contemplates "the offer and sale by the Company . . . of (i) debt securities." Please ensure that the revised opinion of counsel is consistent with the description of the debt securities in your filing.

5.   As to the depositary shares you are registering, please ensure that the revised opinion of counsel opines upon whether the shares will entitle the holders to the rights specified in the deposit agreement and the related depositary receipts. See Section II.B.1.D of the Division's Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources